UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                                 AMENDMENT NO.1

                                 (Rule 13d-102)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
              PURSUANT TO RULE 13D-1(B), (C) AND (D) AND AMENDMENTS
                      THERETO FILED PURSUANT TO RULE 13D-2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 LANOPTICS LTD.
                                (Name of Issuer)

             ORDINARY SHARES, NIS 0.02 PAR VALUE ("ORDINARY SHARES")
                         (Title of Class of Securities)

                                    M6706C103
                                 (CUSIP Number)

                                 April 24, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Barel, Dr. Meir
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OF PLACE OF ORGANIZATION
     German
--------------------------------------------------------------------------------
                   5    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          6    SHARED VOTING POWER
BENEFICIALLY            749,495
  OWNED BY         -------------------------------------------------------------
    EACH           7    SOLE DISPOSITIVE POWER
  REPORTING             0
   PERSON          -------------------------------------------------------------
    WITH           8    SHARED DISPOSITIVE POWER
                        749,495
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     749,495
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     N/A
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     4.8%*
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

*    Based on 15,670,000 ordinary shares outstanding as of May 2, 2007.

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Star-Seed Managementgesellschaft mbH
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OF PLACE OF ORGANIZATION
     German
--------------------------------------------------------------------------------
                   5    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          6    SHARED VOTING POWER
BENEFICIALLY            283,651
  OWNED BY         -------------------------------------------------------------
    EACH           7    SOLE DISPOSITIVE POWER
  REPORTING             0
   PERSON          -------------------------------------------------------------
    WITH           8    SHARED DISPOSITIVE POWER
                        283,651
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     283,651
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     N/A
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     1.8%*
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

*    Based on 15,670,000 ordinary shares outstanding as of May 2, 2007.

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SVM Star Ventures Managementgesellschaft mbH Nr. 3
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OF PLACE OF ORGANIZATION
     GERMANY
--------------------------------------------------------------------------------
                   5    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          6    SHARED VOTING POWER
BENEFICIALLY            465,844
  OWNED BY         -------------------------------------------------------------
    EACH           7    SOLE DISPOSITIVE POWER
  REPORTING             0
   PERSON          -------------------------------------------------------------
    WITH           8    SHARED DISPOSITIVE POWER
                        465,844
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     465,844
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     N/A
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     3.0%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

*    Based on 15,670,000 ordinary shares outstanding as of May 2, 2007.

     This Schedule 13G reflects a statement of beneficial ownership of securities of the reporting persons as of May 2, 2007

Item 1(a)     NAME OF ISSUER:

              LanOptics Ltd.

Item 1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              LanOptics Ltd.
              1 Hatamar Street, PO Box 527
              Yokneam 20692
              Israel

Item 2        NAME OF PERSON FILING:

              (I) Dr. Meir Barel ("Barel") is a German citizen residing in Munich, Germany, with a principal business address at c/o Star Ventures Management, Possartstrasse 9, D-81679 Munich, Germany. Barel's principal occupation is a professional investment manager. Barel is the sole director and primary shareholder of SVM 3 and Seed GmbH (all as defined below). By reason of Barel being the sole director and primary shareholder of SVM 3 and Seed GmbH, he may be deemed to be the beneficial holder of, and to share the power to vote and dispose of, the Shares owned directly and indirectly by SVM 3 and Seed GmbH.

              (a) Barel, Dr. Meir

              (b) c/o Star Ventures Management, Possartstrasse 9, D-81679 Munich, Germany

              (c) German

              (d) Ordinary Shares

              (e) M6706C103

              (II) Star-Seed Managementgesellschaft mbH ("Seed GmbH") is a German limited liability company, with a principal business address at Possartstrasse 9, D-81679 Munich, Germany. Seed GmbH manages the investments of Star Seed Enterprise, a German Civil Law Partnership (with limitation of liability) ("Star Seed"), which invests primarily in securities of Israeli and Israel-related companies. By reason of Seed GmbH being the general partner of Star Seed, it is deemed to be the beneficial holder of, and to share the power to vote and dispose of, the Shares owned directly by Star Seed.

              (a) Star-Seed Managementgesellschaft mbH

              (b) c/o Star Ventures Management, Possartstrasse 9, D-81679 Munich, Germany

              (c) n/a

              (d) Ordinary Shares

              (e) M6706C103

              (III) SVM Star Ventures Managementgesellschaft mbH Nr. 3 ("SVM 3") is a German limited liability company, with a principal business address at Possartstrasse 9, D-81679 Munich, Germany. SVM 3 manages the investments of SVE Star Ventures Enterprises No. VII, a German Civil Law Partnership (with limitation of liability) ("SVE VII"), SVE Star Ventures Enterprises GmbH & Co. No. VIIa KG ("SVE VIIa"), and SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 3 ("SVE VIII"), which invest primarily in securities of Israeli and Israel-related companies. By reason of SVM 3 being the general partner of SVE VII, SVE VIIa, and SVE VIII, it is deemed to be the beneficial holder of, and to share the power to vote and dispose of, the shares owned directly by said companies.

              (a) SVM Star Ventures Managementgesellschaft mbH Nr. 3

              (b) Possartstrasse 9, D-81679 Munich, Germany

              (c) n/a

              (d) Ordinary Shares

              (e) M6706C103

Item 3        IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B):

              N/A

ITEM 4. OWNERSHIP.

(I) Through Seed GmbH, Barel beneficially owns the following:

(a) Amount beneficially owned: 283,651 ordinary shares

(b) Percent of class: 1.8%

(c) Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 283,651

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 283,651

Beneficial ownership and shared voting and dispositive power over 283,651 (approximately 1.8%) ordinary shares are exercised by Seed GmbH on behalf of Star Seed.

(II) Through SVM 3, Barel beneficially owns the following:

(a) Amount beneficially owned: 465,844 ordinary shares

(b) Percent of class: 3.0%

(c) Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 465,844

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 465,844

Beneficial ownership and shared voting and dispositive power over 335,583 (approximately 2.1%) ordinary shares are exercised by SVM 3 on behalf of SVE VII.

Beneficial ownership and shared voting and dispositive power over 89,342 (approximately 0.6%) ordinary shares are exercised by SVM 3 on behalf of SVE VIIa.

Beneficial ownership and shared voting and dispositive power over 34,892 (approximately 0.2%) ordinary shares are exercised by SVM 3 on behalf of SVE VIII.

6,027 (approximately 0.1%) ordinary shares are held directly by SVM 3 as trustee for Barel.

The total holdings described in this filing that constitute beneficial ownership for Barel are the following:

(a) Amount beneficially owned: 749,495 ordinary shares

(b) Percent of class: 4.8%

(c) Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 749,495 ordinary shares

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 749,495 ordinary shares

Barel, Seed GmbH and SVM 3 each hereby disclaim beneficial ownership of all of the foregoing shares except to the extent of any pecuniary interest therein, except for 6,027 ordinary shares held by SVM 3 as trustee for Barel.

Item 5         OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               N/A

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               N/A

Item 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               N/A

Item 9         NOTICE OF DISSOLUTION OF THE GROUP:

               N/A.

Item 10        CERTIFICATION:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. The Joint Filing Agreement attached as Exhibit I to the Schedule 13G filed with the Securities and Exchange Commission on December 28, 2006 is referenced hereby.

Date:  May 3, 2007


/s/ Meir Barel
--------------
Dr. Meir Barel


Star-Seed Managementgesellschaft mbH


/s/ Meir Barel
--------------
Dr. Meir Barel, Managing Director


SVM Star Ventures Managementgesellschaft mbH Nr. 3


/s/ Meir Barel
--------------
Dr. Meir Barel, Managing Director